Exhibit 99.1

Futu Announces Fourth Quarter and Full Year 2022 Unaudited Financial Results

HONG KONG, March 28, 2023 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Operational Highlights

•	Total number of paying clients[1] increased 19.5% year-over-year to 1,486,980 as of December 31, 2022.
•	Total number of registered clients[2] increased 17.5% year-over-year to 3,232,339 as of December 31, 2022.
•	Total number of users[3] increased 12.7% year-over-year to 19.6 million as of December 31, 2022.
•	Total client assets increased 2.4% year-over-year to HK$417.5 billion as of December 31, 2022.
•	Daily average client assets were HK$383.1 billion in the fourth quarter of 2022, a decrease of 10.5% from the same period in 2021.
•	Total trading volume in the fourth quarter of 2022 declined 10.9% year-over-year to HK$1.1 trillion, in which trading volume for US stocks was HK$675.3 billion, trading volume for Hong Kong stocks was HK$396.6 billion, and trading volume for stocks under the Stock Connect was HK$18.4 billion. Total trading volume in 2022 declined 21.0% year-over-year to HK$4.9 trillion.
•	Daily average revenue trades (DARTs)[4] in the fourth quarter of 2022 declined 12.7% year-over-year to 475,005. DARTs in 2022 declined 8.1% year-over-year to 588,941.
•	Margin financing and securities lending balance declined 12.2% year-over-year to HK$26.6 billion as of December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Total revenues increased 42.3% year-over-year to HK$2,280.7 million (US$292.3 million).
•	Total gross profit increased 39.9% year-over-year to HK$1,938.5 million (US$248.5 million).
•	Net income increased 92.2% year-over-year to HK$958.7 million (US$122.9 million).
•	Non-GAAP adjusted net income[5] increased 90.2% year-over-year to HK$1,014.5 million (US$130.0 million).

Full Year 2022 Financial Highlights

•	Total revenues increased 7.0% year-over-year to HK$7,614.0 million (US$976.0 million).
•	Total gross profit increased 12.0% year-over-year to HK$6,617.9 million (US$848.3 million).
•	Net income increased 4.2% year-over-year to HK$2,926.9 million (US$375.2 million).
•	Non-GAAP adjusted net income increased 7.6% year-over-year to HK$3,131.4 million (US$401.4 million).

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users who open one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “We added over 240 thousand paying clients in 2022, bringing total paying clients to around 1.5 million. In the fourth quarter, client acquisition decelerated across all regions due to weak market performance in the first half of the quarter and concerns over the sustainability of market rebound in the second half. In Hong Kong, clients over 35 years old contributed over 50% of our new paying clients in the quarter, as we conducted online marketing and hosted offline events to increase touchpoints with this population. In the U.S., we continued to prioritize client quality over quantity. The average net asset inflow of new paying clients in their first month of onboarding increased by about 40% compared to the third quarter. In Singapore, client acquisition was resilient as interest in fixed income fund products remained elevated.”

“Total client assets increased by 2.4% year-over-year and 12.9% quarter-over-quarter to HK$417.5 billion, driven by market appreciation of our clients’ Hong Kong stock holdings and robust net asset inflow across all regions. Margin financing and securities lending balance declined by 10.0% sequentially as clients unwound some of their margin positions during market rebound.”

“Total trading volume was flattish quarter-over-quarter at HK$1.1 trillion. Hong Kong stock trading volume grew 30.7% sequentially to HK$396.6 billion as the market rally since November drove elevated trading activities, especially in some China new economy companies. U.S. stock trading volume, on the other hand, declined 10.2% quarter-over-quarter to HK$675.3 billion due to a directionless market and weak sentiments around key technology names, partially offset by resilient trading turnover in leveraged and inverse ETFs.”

“The growth momentum of our wealth management business sustained into the fourth quarter, as clients piled into money market funds amid interest rate hikes to take advantage of higher yields. Total asset balance was HK$31.6 billion, representing a 68.0% growth year-over-year and 21.6% growth quarter-over-quarter. In Hong Kong, we expanded structured product offerings to meet different risk-return objectives of our high-net-worth clients during market turmoil. In Singapore, we onboarded commodity funds and alternative funds to help clients diversify their portfolios.”

“Our enterprise business had 333 IPO distribution and IR clients as well as 638 ESOP clients, up 41.1% and 59.5% year-over-year, respectively. Of all 28 companies listed in 2022 with market capitalization over HK$10 billion by the end of the year, 23 of them have used one or more of our enterprise product offerings. In the quarter, we acted as joint bookrunners for several high-profile HK IPOs, including those of 360 DigiTech and Weilong Delicious.”

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, added, “We announced in March 2022 that our board of directors had authorized a new share repurchase program, under which we may repurchase up to US$500 million worth of our ADSs, until the end of 2023. As of December 31, 2022, we had repurchased an aggregate of 8 million ADSs with approximately US$250 million total repurchased amount in open market transactions. This constituted about 50% of the maximum purchase amount approved under our share repurchase program.”

Fourth Quarter 2022 Financial Results

Revenues

Total revenues were HK$2,280.7 million (US$292.3 million), an increase of 42.3% from HK$1,602.8 million in the fourth quarter of 2021.

Brokerage commission and handling charge income was HK$1,048.6 million (US$134.4 million), an increase of 22.4% from the fourth quarter of 2021. This was mainly driven by the increase in blended commission rate from 7.0bps to 9.6bps.

Interest income was HK$1,137.8 million (US$145.8 million), an increase of 84.2% from the fourth quarter of 2021. The increase was mainly driven by higher interest income from bank deposits due to higher benchmark interest rate.

Other income was HK$94.3 million (US$12.1 million), a decrease of 26.5% from the fourth quarter of 2021. The decrease was primarily attributable to lower currency exchange service income and underwriting fee income.

Costs

Total costs were HK$342.2 million (US$43.9 million), an increase of 57.8% from HK$216.9 million in the fourth quarter of 2021.

Brokerage commission and handling charge expenses were HK$64.0 million (US$8.2 million), a decrease of 27.0% from the fourth quarter of 2021. Brokerage commission expenses declined year-over-year mainly due to cost savings from our U.S. self-clearing business.

Interest expenses were HK$182.0 million (US$23.3 million), an increase of 227.3% from the fourth quarter of 2021. The increase was mainly driven by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$96.2 million (US$12.3 million), an increase of 30.9% from the fourth quarter of 2021. The increase was primarily due to higher data transmission fee and system upgrade fee.

Gross Profit

Total gross profit was HK$1,938.5 million (US$248.5 million), an increase of 39.9% from HK$1,386.0 million in the fourth quarter of 2021. Gross margin was 85.0%, as compared to 86.5% in the fourth quarter of 2021.

Operating Expenses

Total operating expenses were HK$817.9 million (US$104.8 million), a decrease of 0.9% from HK$825.5 million in the fourth quarter of 2021.

Research and development expenses were HK$334.5 million (US$42.9 million), an increase of 23.6% from the fourth quarter of 2021. This was primarily due to an increase in research and development headcount to support overseas expansion and new product offerings.

Selling and marketing expenses were HK$153.1 million (US$19.6 million), a decrease of 54.6% from HK$337.0 million in the fourth quarter of 2021. The decrease was due to fewer new paying clients and lower customer acquisition costs.

General and administrative expenses were HK$330.3 million (US$42.3 million), an increase of 51.6% from the fourth quarter of 2021. The increase was primarily due to an increase in general and administrative personnel and higher professional service fees for proposed HK listing.

Net Income

Net income increased by 92.2% to HK$958.7 million (US$122.9 million) from HK$498.8 million in the fourth quarter of 2021. Net income margin for the fourth quarter of 2022 expanded to 42.0% from 31.1% in the year-ago quarter.

Non-GAAP adjusted net income increased by 90.2% to HK$1,014.5 million (US$130.0 million) from the fourth quarter of 2021. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$6.88 (US$0.88), compared with HK$3.26 in the fourth quarter of 2021. Diluted net income per ADS was HK$6.80 (US$0.87), compared with HK$3.22 in the fourth quarter of 2021. Each ADS represents eight Class A ordinary shares.

Full Year 2022 Financial Results

Revenues

Total revenues were HK$7,614.0 million (US$976.0 million), an increase of 7.0% from HK$7,115.3 million in 2021.

Brokerage commission and handling charge income was HK$4,007.6 million (US$513.7 million), an increase of 2.4% from HK$3,913.0 million in 2021. The increase was mainly due to higher blended commission rate, partially offset by lower trading volume.

Interest income was HK$3,214.3 million (US$412.0 million), an increase of 27.6% from HK$2,518.2 million in 2021. The increase in interest income was mainly driven by higher interest income from bank deposits, partially offset by lower IPO financing interest income and margin financing interest income.

Other income was HK$392.1 million (US$50.3 million), a decrease of 42.7% from HK$684.1 million in 2021. The decrease was primarily attributable to lower IPO financing service charge income and underwriting fee income amid an inactive IPO market.

Costs

Total costs were HK$996.1 million (US$127.7 million), a decrease of 17.4% from HK$1,206.1 million in 2021.

Brokerage commission and handling charge expenses were HK$329.8 million (US$42.3 million), a decrease of 42.4% from HK$572.2 million in 2021. Despite a slight year-over-year increase in brokerage commission income, brokerage commission expenses declined due to cost savings from our U.S. self-clearing business.

Interest expenses were HK$292.5 million (US$37.5 million), a decrease of 22.4% from HK$376.9 million in 2021. The decrease was mainly driven by lower margin financing interest expenses, partially offset by higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$373.8 million (US$47.9 million), an increase of 45.4% from HK$257.0 million in 2021. The growth was primarily due to an increase in cloud service fee to support overseas expansion.

Gross Profit

Total gross profit was HK$6,617.9 million (US$848.3 million), an increase of 12.0% from HK$5,909.3 million in 2021. Gross profit margin increased from 83.0% in 2021 to 86.9% in 2022.

Operating Expenses

Total operating expenses were HK$3,049.0 million (US$390.8 million), an increase of 11.8% from HK$2,726.4 million in 2021.

Research and development expenses were HK$1,222.1 million (US$156.6 million), an increase of 51.8% from HK$805.3 million in 2021. The increase was primarily due to higher average salaries for R&D personnel and an increase in research and development headcount.

Selling and marketing expenses were HK$895.8 million (US$114.8 million), a decrease of 35.7% from HK$1,392.1 million in 2021. The decrease was mainly due to slower paying client growth.

General and administrative expenses were HK$931.1 million (US$119.4 million), an increase of 76.0% from HK$529.0 million in 2021. The increase was primarily due to an increase in headcount for general and administrative personnel and higher professional service fees for proposed HK listing.

Net Income

Net income increased by 4.2% to HK$2,926.9 million (US$375.2 million) from HK$2,810.2 million in 2021.

Non-GAAP adjusted net income increased by 7.6% to HK$3,131.4 million (US$401.4 million) from HK$2,909.1 million in 2021. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$20.55 (US$2.63), compared with HK$18.72 in 2021. Diluted net income per ADS was HK$20.34 (US$2.61), compared with HK$18.43 in 2021. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, March 28, 2023, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link
https://register.vevent.com/register/BI3e43127bf00145cba0f726114213cfe3.

It will automatically lead to the registration page of "Futu Holdings Ltd Fourth Quarter and Full Year 2022 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitalized brokerage and wealth management platform. The Company primarily serves the emerging affluent population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platforms, Futubull and moomoo, each a highly integrated application accessible through any mobile device, tablet or desktop. The Company's primary fee-generating services include trade execution – which allows its clients to trade securities, such as stocks, ETFs, warrants, options and futures across different markets – as well as margin financing and securities lending. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8015 to US$1.00, the noon buying rate in effect on December 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of December 31
	2021	2022	2022
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,555,096	5,028,898	644,607
Cash held on behalf of clients	54,734,351	50,685,472	6,496,888
Restricted cash	2,065	1,215	156
Term deposit	-	5,860	751
Short-term investments	1,169,741	675,064	86,530
Securities purchased under agreements to resell	106,203	32,000	4,102
Loans and advances - current (net of allowance of HK$12,258 thousand and HK$ 27,840 thousand as of December 31, 2021 and 2022, respectively)	29,587,306	26,676,358	3,419,388
Receivables:
Clients	469,577	513,358	65,802
Brokers	7,893,927	5,914,963	758,183
Clearing organizations	1,961,121	3,066,953	393,124
Fund management companies and fund distributors	72,340	79,086	10,137
Interest	50,829	254,310	32,598
Prepaid assets	18,306	28,507	3,654
Other current assets	81,594	102,258	13,107
Total current assets	100,702,456	93,064,302	11,929,027

Operating lease right-of-use assets	243,859	196,864	25,234
Long-term investments	23,394	239,694	30,724
Loans and advances - non-current	-	36,765	4,713
Other non-current assets	568,805	965,205	123,720
Total non-current assets	836,058	1,438,528	184,391
Total assets	101,538,514	94,502,830	12,113,418

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of December 31
	2021	2022	2022
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	87,459	52,725	6,758
Payables:
Clients	59,127,439	57,209,066	7,333,087
Brokers	7,599,233	11,815,274	1,514,487
Clearing organizations	393,782	51,867	6,648
Fund management companies and fund distributors	56,690	90,801	11,639
Interest	15,359	9,864	1,264
Borrowings	6,357,405	2,480,532	317,956
Securities sold under agreements to repurchase	4,467,861	-	-
Lease liabilities - current	96,860	109,416	14,025
Accrued expenses and other current liabilities	2,176,213	1,706,159	218,696
Total current liabilities	80,378,301	73,525,704	9,424,560

Lease liabilities - non-current	163,719	101,727	13,039
Other non-current liabilities	10,935	13,620	1,746
Total non-current liabilities	174,654	115,347	14,785
Total liabilities	80,552,955	73,641,051	9,439,345

SHAREHOLDERS’ EQUITY
Class A ordinary shares	58	68	9
Class B ordinary shares	38	29	4
Additional paid-in capital	17,935,752	18,154,442	2,327,045
Treasury Stock	(1,178,755)	(4,324,565)	(554,325)
Accumulated other comprehensive income	75,994	(47,846)	(6,133)
Retained earnings	4,152,472	7,079,416	907,443
Total shareholders' equity	20,985,559	20,861,544	2,674,043

Non-controlling interests	-	235	30
Total equity	20,985,559	20,861,779	2,674,073
Total liabilities and shareholders' equity	101,538,514	94,502,830	12,113,418

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	856,936	1,048,592	134,409	3,913,027	4,007,642	513,701
Interest income	617,590	1,137,843	145,849	2,518,198	3,214,327	412,014
Other income	128,283	94,284	12,085	684,095	392,058	50,254
Total revenues	1,602,809	2,280,719	292,343	7,115,320	7,614,027	975,969
Costs
Brokerage commission and handling charge expenses	(87,697)	(63,994)	(8,203)	(572,159)	(329,789)	(42,273)
Interest expenses	(55,616)	(181,978)	(23,326)	(376,902)	(292,503)	(37,493)
Processing and servicing costs	(73,540)	(96,198)	(12,331)	(257,003)	(373,840)	(47,919)
Total costs	(216,853)	(342,170)	(43,860)	(1,206,064)	(996,132)	(127,685)
Total gross profit	1,385,956	1,938,549	248,483	5,909,256	6,617,895	848,284

Operating expenses
Research and development expenses	(270,633)	(334,464)	(42,872)	(805,325)	(1,222,077)	(156,646)
Selling and marketing expenses	(336,969)	(153,080)	(19,622)	(1,392,070)	(895,772)	(114,820)
General and administrative expenses	(217,901)	(330,342)	(42,343)	(529,048)	(931,144)	(119,354)
Total operating expenses	(825,503)	(817,886)	(104,837)	(2,726,443)	(3,048,993)	(390,820)

Others, net	12,169	8,880	1,138	2,478	(210,295)	(26,956)

Income before income tax expense and share of loss from equity method investment	572,622	1,129,543	144,784	3,185,291	3,358,607	430,508

Income tax expense	(73,813)	(166,390)	(21,328)	(375,081)	(413,962)	(53,062)
Share of loss from equity method investment	-	(4,428)	(568)	-	(17,752)	(2,275)

Net income	498,809	958,725	122,888	2,810,210	2,926,893	375,171

Attributable to:
Ordinary shareholders of the Company	498,809	958,776	122,895	2,810,210	2,926,944	375,178
Non-controlling interest	-	(51)	(7)	-	(51)	(7)
	498,809	958,725	122,888	2,810,210	2,926,893	375,171

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	HK$	HK$	US$	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	0.41	0.86	0.11	2.34	2.57	0.33
Diluted	0.40	0.85	0.11	2.30	2.54	0.33

Net income per ADS
Basic	3.26	6.88	0.88	18.72	20.55	2.63
Diluted	3.22	6.80	0.87	18.43	20.34	2.61

Weighted average number of ordinary shares used in computing net income per share
Basic	1,225,793,977	1,115,322,083	1,115,322,083	1,200,912,670	1,139,377,763	1,139,377,763
Diluted	1,240,512,753	1,127,497,510	1,127,497,510	1,219,672,508	1,151,021,697	1,151,021,697

Net income	498,809	958,725	122,888	2,810,210	2,926,893	375,171
Other comprehensive income, net of tax
Foreign currency translation adjustment	46,936	2,802	359	71,020	(123,840)	(15,874)
Total comprehensive income	545,745	961,527	123,247	2,881,230	2,803,053	359,297

Attributable to:
Ordinary shareholders of the Company	545,745	961,560	123,252	2,881,230	2,803,086	359,302
Non-controlling interests	-	(33)	(5)	-	(33)	(5)
	545,745	961,527	123,247	2,881,230	2,803,053	359,297

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Twelve Months Ended
	December 31, 2021	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	HK$	HK$	US$	HK$	HK$	US$
Net income	498,809	958,725	122,888	2,810,210	2,926,893	375,171
Add: Share-based compensation expenses	34,618	55,824	7,156	98,913	204,529	26,217
Adjusted net income	533,427	1,014,549	130,044	2,909,123	3,131,422	401,388

Non-GAAP to GAAP reconciling items have no income tax effect.